Filed by The DIRECTV Group, Inc. and DIRECTV pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: The DIRECTV Group, Inc.

Commission File No.: 001-31945

Subject Company: DIRECTV

Commission File No.: 333-159810

Contact:	Darris Gringeri	Investor Relations
	(212) 205-0882	(310) 964-0808
dagringeri@directv.com

The DIRECTV Group Announces Special Stockholder Meeting Relating to Liberty Transactions

EL SEGUNDO, Calif., Oct. 22, 2009 — In connection with the previously announced transactions involving The DIRECTV Group, Inc. (DIRECTV Group) (NASDAQ: DTV) and Liberty Media Corporation (Liberty) for the combination of DIRECTV Group with Liberty Entertainment, Inc., a company to be split-off from Liberty, DIRECTV Group announced that the Registration Statement on Form S-4 of DIRECTV, a wholly-owned subsidiary of DIRECTV Group, which includes a definitive proxy statement/prospectus of DIRECTV Group, has been declared effective by the Securities and Exchange Commission (SEC) and the definitive proxy statement/prospectus is being mailed to stockholders of record of DIRECTV Group as of Oct. 9, 2009, commencing Oct. 21, 2009.

Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information.  These materials and other relevant materials (when they become available) and any other documents filed by DIRECTV Group with the SEC, may be obtained for free at the SEC’s website, www.sec.gov. In addition, the definitive materials that have been mailed to DIRECTV Group stockholders contain information about how to obtain transaction-related documents for free from DIRECTV Group. A special meeting of all stockholders of DIRECTV Group will be held on Nov. 19, 2009 at 11:00AM (EST) at the Sheraton New York Hotel and Towers at 811 7th Avenue, New York, NY 10019, to vote on matters related to the proposed transactions.

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The proposed transactions are subject to the satisfaction of various conditions, including the receipt of IRS private letter rulings and opinions of tax counsel; approval of the holders of DIRECTV Group common stock, other than Liberty and its subsidiaries, directors and officers of Liberty, John Malone and his affiliates; approval of a majority in voting power of the holders of Liberty Entertainment group tracking stock, other than John Malone, his affiliates and officers and directors of Liberty; and other customary conditions.  Assuming receipt of the requisite stockholder approvals and satisfaction of all other conditions, the proposed transactions are expected to close shortly after the stockholder meetings on Nov. 19, 2009.

Important Additional Information Filed with the SEC

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc., DIRECTV, The DIRECTV Group, Inc. or any of the Liberty Media tracking stocks. The offer and sale of shares in the proposed business combination with Liberty Entertainment, Inc. will only be made pursuant to one or more effective registration statements. Investors and security holders are urged to carefully read the registration statements of Liberty Entertainment, Inc. and DIRECTV filed with the SEC, including the proxy statement/prospectuses contained therein, because they contain important information about these transactions. Investors and security holders are able to obtain free copies of the registration statements and the proxy statements/prospectuses and other documents filed with the SEC by Liberty Entertainment, Inc., DIRECTV, Liberty Media Corporation and The DIRECTV Group, Inc., as the case may be, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the DIRECTV registration statement from The DIRECTV Group, Inc. by contacting The DIRECTV Group, Inc., 2230 E. Imperial Highway, El Segundo, CA 90245, Attn: Investor Relations, Telephone (310) 964-0808.

Participants in a Solicitation

DIRECTV Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of DIRECTV Group common stock in connection with the proposed transactions. Information about the directors and executive officers of DIRECTV Group and their ownership of DIRECTV Group stock is set forth in the proxy statement/prospectus.

About the DIRECTV Group

The DIRECTV Group (NASDAQ:DTV) is the world’s leading provider of digital television entertainment services. Through its subsidiaries and affiliated companies in the United States, Brazil, Mexico and other countries in Latin America, the DIRECTV Group provides digital television service to more than 18.3 million customers in the United States and more than 6 million customers in Latin America.

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